SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OTI COMPLETES TWO EQUITY FINANCINGS

Cupertino, CA – July 22, 2003 – On Track Innovations Ltd., (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card systems, announced today that it had successfully completed two private placements of its ordinary shares, raising an aggregate amount of $1,050,000, of which $775,000 has already been received and the balance of $275,000 will be received upon effectiveness of registration.

OTI issued 281,818 ordinary shares to a U.K. based fund and a U.S. based fund at a price of $2.75 per share for a total investment of $775,000. In addition, the funds received warrants for 114,822 ordinary shares with exercise prices of $3.85 and $5.75 per share. Upon the effectiveness of a registration, OTI shall issue an additional 100,000 shares at a price of $2.75 per share, for an additional $275,000, or a grand total of $1,050,000, and an additional warrant for 23,900 shares at $5.75 per share.

The investors are entitled to have the restricted ordinary shares they purchase registered under applicable securities laws for subsequent sale.

This release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.